Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

February 1, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the "Trust") on behalf of its series, Appleseed Fund ("the Fund")
File Nos.: 811-22680 and 333-180308
Request for Withdrawal of Post-effective Amendment No. 58 to the Trust's  Registration Statement

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the "Act"), on behalf of the Trust, I respectfully request the withdrawal of Post-effective Amendment No. 58 to the Trust's Registration Statement on Form N-1A (the "Amendment").

The Amendment was filed electronically with the Securities and Exchange Commission on November 20, 2015 (Accession No. 0001111830-15-000896) in order to register one new series, the Appleseed Fund (the "Fund"). The Amendment is being withdrawn because the Trust is longer opening the Fund.  No securities were sold in connection with this offering.

Please issue an order with respect to this application for withdrawal as soon as possible. In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to the attention of Frank L. Newbauer, Assistant Secretary of the Trust, by facsimile at 513.587.3437 or by email at fnewbauer@ultimusfundsolutions.com. If you have any questions, please do not hesitate to contact me at: 513.587.3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary of the Trust